UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D /A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Fisker Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

33813J 106

(CUSIP Number)

Henrik Fisker

1888 Rosecrans Avenue

Manhattan Beach, CA 90266

(833) 434-7537

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33813J 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Henrik Fisker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66,177,064 (1)
	8	SHARED VOTING POWER 15,656,473 (2)(3)
	9	SOLE DISPOSITIVE POWER 66,177,064 (1)
	10	SHARED DISPOSITIVE POWER 15,656,473 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,833,537(1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6% (4)(5)(6)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 66,177,064 shares of Class B Common Stock.
(2)

Consists of (i) 595,518 shares of Class A Common Stock held by the Mayfair Trust, (ii) 229,000 shares of Class A Common Stock held by the Fisker Foundation, and (iii) 14,831,955 shares of Class A Common Stock issuable upon the exercise of stock options held by the Mayfair Trust that are exercisable within 60 days of June 10, 2021. The Reporting Person & Dr. Geeta Gupta share voting and dispositive power with respect to the shares held by the Mayfair Trust and the Fisker Foundation and may be deemed to beneficially own the shares of Common Stock held by the Mayfair Trust and the Fisker Foundation.

(3)

The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Issuer. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Issuer’s Second Amended and Restated Certificate of Incorporation.

(4)

Based on 296,195,112 shares of Common Stock of the Issuer outstanding as of November 21, 2021, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 15, 2021 (the “Form 10-Q”).

(5)

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote “(1)” above are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(6)

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. There were 132,354,128 shares of Class B Common Stock outstanding as of November 21, 2021, as reported in the Form 10-Q, including the 66,177,064 shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote “(1)” above. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 33813J 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Geeta Gupta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66,177,064 (1)
	8	SHARED VOTING POWER 15,656,473 (2)(3)
	9	SOLE DISPOSITIVE POWER 66,177,064 (1)
	10	SHARED DISPOSITIVE POWER 15,656,473 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,833,537 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6% (4)(5)(6)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 66,177,064 shares of Class B Common Stock.
(2)

Consists of (i) 595,518 shares of Class A Common Stock held by the Mayfair Trust, (ii) 229,000 shares of Class A Common Stock held by the Fisker Foundation, and (iii) 14,831,955 shares of Class A Common Stock issuable upon the exercise of stock options held by the Mayfair Trust that are exercisable within 60 days of June 10, 2021. The Reporting Person & Mr. Fisker share voting and dispositive power with respect to the shares held by the Mayfair Trust and the Fisker Foundation and may be deemed to beneficially own the shares of Common Stock held by the Mayfair Trust and the Fisker Foundation.

(3)

The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Issuer. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Issuer’s Second Amended and Restated Certificate of Incorporation.

(4)

Based on 296,195,112 shares of Common Stock of the Issuer outstanding as of November 21, 2021, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 15, 2021 (the “Form 10-Q”).

(5)

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote “(1)” above are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(6)

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. There were 132,354,128 shares of Class B Common Stock outstanding as of November 21, 2021, as reported in the Form 10-Q, including the 66,177,064 shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote “(1)” above. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

SCHEDULE 13D

Preliminary Note This Amendment No. 2, dated June 10, 2021 (this “Amendment No. 2”), supplements and amends the Schedule 13G filed by Henrik Fisker and Geeta Gupta (the “Reporting Persons”) on November 23, 2020 (as amended by the Schedule 13D filed as Amendment No.1 to Schedule 13G, dated October 29, 2020 and further amended and supplemented to date, the “Schedule 13D”) relating to shares of Class A Common Stock, $0.00001 par value per share and Class B Common Stock, $0.00001 par value per share (collectively the “Common Stock”) of Fisker Inc., a Delaware corporation (the “Company”). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof.

Effective on June 9, 2021, the Reporting Persons transferred the following stock options to the Mayfair Trust:

•	a stock option to purchase 7,961,727 shares of the Company’s Class A Common Stock

•	a stock option to purchase 7,189,995 shares of the Company’s Class A Common Stock

•	a stock option to purchase 730,989 shares of the Company’s Class A Common Stock

Pursuant to a Rule 10b5-1 trading plan adopted by the Reporting Persons on August 16, 2021, the Mayfair Trust exercised stock options and sold the resultant shares of Class A Common Stock in the amounts and on the dates set forth below:

•	539,956 shares on June 10, 2021

•	22,000 shares on June 11, 2021

•	488,800 shares on November 15, 2021

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) — (b) The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of the date of the date hereof. The percentage of the Common Stock is based on 296,195,112 shares of Common Stock outstanding as of November 21, 2021 as reported in the Form 10-Q. Except as indicated below, and subject to community property laws where applicable, the Reporting Persons have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by each of them:

•	Henrik Fisker beneficially owns an aggregate of 66,177,064 shares of Class B Common Stock.

•	Geeta Gupta beneficially owns an aggregate of 66,177,064 shares of Class B Common Stock.

•

Mr. Fisker and Dr. Gupta share voting and investment power with respect to 15,656,473 shares of Class A Common Stock that they beneficially own, which, together with the shares of Class B Common Stock listed above, represent approximately 27.6% of the outstanding Common Stock.

•

The Class B Common Stock held by Mr. Fisker and Dr. Gupta has 10 votes per share, while shares of the Company’s Class A Common Stock have one vote per share. Accordingly, Mr. Fisker and Dr. Gupta hold approximately 90.2% of the voting power of the Company’s capital stock on an outstanding basis.

(c) Except as described in Item 4, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) — (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2021

By:	/s/ Henrik Fisker
Henrik Fisker

By:	/s/ Geeta Gupta
Geeta Gupta